VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

State University of New York Defined Contribution Retirement Plan

Supplement Dated September 10, 2003 to the
Statement of Additional Information dated May 1, 2003

This supplement replaces in its entirety the supplement dated September 2, 2003 to the Statement of Additional Information dated May 1, 2003.

The information in this supplement updates and amends certain information in the Statement of Additional Information (SAI) dated May 1, 2003. You should read this supplement along with the SAI.

1. Effective October 17, 2003, transfers or deposits to the Oppenheimer Strategic Bond Fund/VA subaccount are only allowed for participants who have a current balance in the subaccount as of that date or are currently directing periodic allocations into the subaccount as of that date. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transfers or deposits into the subaccount are allowed for that participant. Transfers from the subaccount are allowed at any time. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers and deposits.

2. The section entitled "Variable Annuity Account C" is amended to include the following funds on the list of funds that may be available under the contract.

    •   Franklin Small Cap Value Securities Fund (Class 2)
    •   ING PIMCO Total Return Portfolio (Service Class)
    •   ING VP International Value Portfolio (Class R)
    •   ING VP Small Company Portfolio (Class R)
    •   Lord Abbett Mid-Cap Value Portfolio (Class VC)

3. The section entitled "Average Annual Total Return Quotations - Standardized and Non-Standardized" is amended to add the following information:

	STANDARDIZED				Date Contributions First Received Under the Separate Account
SUBACCOUNT	1 Year	5 Year	10 Year	Since Inception*	
Franklin Small Cap Value Securities Fund (Class 2)	(10.26%)			(5.26%)	08/31/2001
ING PIMCO Total Return Portfolio (Service Class)				7.36%	05/03/2002
ING VP International Value Portfolio (Class R)	(16.30%)			(13.51%)	07/26/2001
ING VP Small Company Portfolio (Class R)	(23.99%)	1.20%		4.53%	05/30/1997
Lord Abbett Mid-Cap Value Portfolio (Class VC)	(10.77%)			(5.12%)	07/26/2001

*   Reflects performance from the date contributions were first received in the fund under the separate account.

	NON-STANDARDIZED					Fund Inception Date
SUBACCOUNT	1 Year	3 Years	5 Years	10 Years	Since Inception**	
Franklin Small Cap Value Securities Fund (Class 2)	(10.26%)	7.60%			(0.80%)	05/01/1998
ING PIMCO Total Return Portfolio (Service Class)					7.35%	05/01/2002
ING VP International Value Portfolio (Class R)	(16.30%)	(9.36%)	5.00%		4.77%	08/08/1997
ING VP Small Company Portfolio (Class R)	(23.99%)	(6.29%)	1.20%		6.10%	12/27/1996
Lord Abbett Mid-Cap Value Portfolio (Class VC)	(10.77%)	12.77%			10.99%	09/15/1999

**   Reflects performance from the fund's inception date.